Mail Stop 3561

<u>via U.S. mail and facsimile</u>

May 15, 2009

Mark Nicholas, President
Kids Germ Defense Corp.
6279 Buckingham Street
Sarasota, FL 34238

> **RE: Kids Germ Defense Corp.**
> **Form S-1 filed April 23, 2009**
> **File No. 333-158721**

Dear Mr. Nicholas:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Pursuant to Item 101(a)(2)(iii)(A) of Regulation S-K, please provide a description of the registrant's plan of operation for the remainder of the fiscal year. Specifically address how long the proceeds from the offering will satisfy the company's cash requirements and whether the company will need to raise additional funds to meet its operating expenditures.   Provide the specific reasons

for your opinion regarding the company's cash requirements. Indicate the categories of planned expenditures and the anticipated sources of funds for these expenditures. Explain the product research and development to be performed. Clarify whether you anticipate any changes in the number of company employees. We may have further comments.

Cover Page of the Registration Statement

2. Please revise to clarify whether the securities will be offered on a delayed or continuous basis pursuant to Rule 415. We note that you have included the undertaking required by 512(a). Please revise as appropriate or advise.

3. We note that you have check the following statement on the cover page of the registration statement.

> If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X]

We do not understand why you believe that the registration statement is to register additional securities pursuant to Rule 462(b). Please revise or advise as appropriate.

4. We do not understand the following at the bottom of the cover page of the registration statement: "Disclosure alternative used (check one): "Alternative 1 ___ Alternative 2 _X_." Please revise or advise.

5. Throughout the document you make use of unnecessary defined terms. It is distracting to define terms that are commonly understood or can be simply explained by use in their context. For example you use these defined terms in the document: Company, Registration Statement, Shares, Offering, Business Plan. Please revise your document as appropriate.

Cover Page of the Prospectus

6. Please disclose on the cover page of the prospectus the date the offering will end and clarify if there are any minimum purchase requirements.

7. Please limit the outside cover page of the prospectus to one page and provide the required information in Item 501(b)(1) through(11) of Regulation S-K.

8. The "form check-offs" should be only on the cover page of the registration statement. Please remove them from the cover page of the prospectus.

9. Please resolve, throughout the registration statement, the inconsistencies regarding whether this is a primary offering or a resale by shareholders. We note the following statements:

> In the first paragraph of the cover page of the prospectus you state: "The shares are being offered by Kids Germ Defense Corp.…"

> In the penultimate paragraph on page 7 you state "the selling security holder is offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted."

> In the fourth paragraph under "Plan of Distribution" on page 17, you state: "9,000,000 common shares are issued and outstanding as of the date of this prospectus. The company is registering an additional 3,000,000 shares of its common stock for possible resale at the price of $0.01 per share.

10. We note your use of all capital letters on the cover page. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information. Revise throughout the prospectus as appropriate.

Summary of Our Offering, page 6

11. Revise to include, either on the cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices.

12. In the third and fourth paragraphs of this section, please clarify the number of shares outstanding.

13. You indicate that the company may sell shares at prevailing market prices after the shares are quoted on the OTC Bulletin Board or an exchange. A company may conduct an at the market offering if the company falls within Rule 415(a)(1)(x). As you do not qualify to conduct a primary offering on Form S-3, it appears you may not conduct an at the market offering of your equity securities. A primary offering by your company would need to be made at a fixed price for the duration of the offering. We note that your disclosure is inconsistent regarding your offering price. In the introductory paragraph in the Summary Section you state that "[t]he price at which the company offers these shares is fixed at $0.01 per share for the duration of the offering." Later your disclosure indicates that the offering price may be changed. For example on page 6 you state that "the offering price for the shares will remain $0.01 per share until such a

time the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange. The company may sell at prevailing market prices only after the shares are quoted on either the OTC Bulletin Board or an exchange." Additionally, on page 16, in the section "The Offering by the Company" you state "The price per share is $0.01 and will remain so unless and until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or on an exchange." Finally, in the Plan of Distribution section you state that "the shares sold by the company may be sold occasionally in one or more transactions, either at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale, or at prices otherwise negotiated at the time of sale. Such prices will be determined by the company or by agreement between the company and any purchasers of our common stock." Please revise your registration statement as appropriate. We may have further comment.

14. Please revise to clarify the meaning of the last sentence in the section "Market for the common shares" on page 6.

15. Please resolve, throughout the registration statement, the inconsistencies regarding when the offering will terminate and whether the offering is on a delayed or continuous basis. Examples are:

In the second paragraph on page 7 you state: "Termination of the offering. The offering will conclude when all 3,000,000 shares of common stock have been sold, or 90 days after this registration statement becomes effective with the Securities and Exchange Commission. Kids Germ Defense Corp. may at its discretion extend the offering for an additional 90 days";

In the second paragraph under "Plan of Distribution" on page 17 you state: "We will sell shares on a continuous basis. We reasonably expect the amount of securities registered pursuant to this offering to be offered and sold within two years from this initial effective date of this registration"; and

On page 18 you indicate that "the company's shares may be sold to purchasers from time to time directly by, and subject to the discretion of the company."

16. On page 7, in the third from the last paragraph, you have stated that "[t]he company will determine when and how it will sell the common stock offered in this prospectus." Please revise, as this is inconsistent with the requirements of Form S-1, Item 8, "Plan of Distribution." Also, see Item 508 of Regulation S-K of the Securities Act.

17. We note your statement in the penultimate paragraph on page 7 that "the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or of any sale of the common stock." The noted statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language.

Summary of Our Financial Information, page 8

18. We note you indicate a $0 net loss and $0 net loss per share for the year ended 3/31/09. We note that your financial statements indicate that the company had a net loss of $649 through March 31, 2009. Please revise this section as appropriate.

Risk Factors, page 9

19. Clarify in the first paragraph of this section, that all "material" risks are discussed in the risk factor section.

20. Please revise the risk factor section to ensure that you comply with Item 503(c) of Regulation S-K which requires that each risk factor have a heading that "adequately describes the risk" and that, in the body of the risk factor, you "explain how the risk affects the issuer or the securities being offered." For example, on pages 9, 10 and 12 you discuss several separate risk factors, but have no heading(s) which briefly describe each risk. Also, at the bottom of page 10 you have a risk factor heading standing alone, with no fuller explanation of the risk following it. In addition, please ensure that if you disclose more than one risk in a single risk factor, each is adequately described in a separate risk factor. Additionally, please revise to delete any duplicate risk factors.

21. We note your statement that "the company has limited operations and revenues." We note that the company has not had any operations nor has it generated any revenues. Please revise your disclosure throughout the prospectus to clarify that the company is developing its business plan and has not had operations or revenues.

22. Please revise to include possible risk factors discussing the officer's lack of business experience in this line of business, the company's lack of contracts or agreements with customers or suppliers, and any potential conflicts of interest with Mr. Nicholas or advise us why they are not necessary.

23. The risk factors need to be set forth in the order of materiality. Please revise accordingly.

Should our sole officer and director leave the company, we may be unable to continue our operations, page 11

24. We note your statement in this risk factor "[t]he company believes that all commercially reasonable efforts have been made to minimize the risks attendant the departure from service of our current sole officer and director." We also note your statement in the risk factor As Our Sole Officer and Director Has Other Outside Business Activities that "[i]f the demands of the company's business require the full time of our executive officer, he is prepared to adjust his timetable in order to devote more time to conducting our business operations." Your risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section. You may address this information in another part of the prospectus. Address in another part of the prospectus the commercially reasonable efforts taken to minimize the departure of your sole officer and director.

If we cannot secure additional capital …, page 12

25. Revise your risk factor discussion to specifically address the resulting risk if additional capital is not obtained.

26. Revise to indicate your current amount of working capital.

If we expand our operation and fail to manage the resulting growth effectively …, page 12

27. We note your statement "we intend to enter into markets where the climate is favorable to our business." We do not understand your statement. Please revise as appropriate.

28. Revise this risk factor to clarify the status of your current operations.

Investors will pay more for 'Kids Germ Defense Corp.' common stock than the pro rata portion our assets …, page 12

29. Revise your risk factor discussion to clarify the risk being addressed.

As our company's sold officer and director currently owns 100% of the outstanding common stock …, page 14

30. Please revise your risk factor to indicate the number of shares owned by Mr. Mark Nicholas after the offering assuming all of the securities are sold.

If we file for bankruptcy protection or are forced into bankruptcy …, page 14

> 31. We note that your risk factor appears to be generic. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. This risk factor should be revised, deleted or moved to another section of the prospectus as appropriate.

Use of Proceeds, page 15

> 32. Please comply fully with Item 504 of Regulation S-K, including Instructions 1 through 7, as applicable. The item reads, in part:
>
>> State the principal purposes for which the net proceeds to the registrant from the securities to be offered are intended to be used and the approximate amount intended to be used for each such purpose. Where registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering.
>
> We may have further comment after we review your revisions.

> 33. Also revise your discussion to indicate that to execute the business plan will require an additional funding of approximately $130,000 and that you expect operational losses for 12 months.

Dilution of the Price You Pay for Your Shares, page 16

> 34. Please revise this section to include the following information which is required by Form S-1, Item 6 and Item 506 of Regulation S-K: the net tangible book value per share before and after the distribution; the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

> 35. Please revise to clarify the amount of capital contributions by the officer and director along with the percentage of these capital contributions.   Also revise the title to clarify the amount of capital contributions by investors in the offering and the percentage of their capital contributions.

Purchasers of Shares in This Offering if All Shares Sold, page 16

36. It appears to us that dilution per share should be $0.01 per share, not $0 as presented. Please revise or show us how you calculated the dilution per share of $0.00 as presented.

The Offering by the Company, page 16

37. Please clarify the following statement in the third paragraph of this section that "All of the shares registered herein will become tradable on the effective date of this registration statement." Please discuss its parameters, including those found in Section 4 and in Rule 144 of the Securities Act.

Plan of Distribution, page 17

38. For each person who will be selling the securities on behalf of the company, please set forth the basis of their qualification under Rule 3a4-1 under the Securities Exchange Act of 1934 with respect to each element of the safe harbor. We note you indicate that Mr. Nicholas will be reimbursed for out-of-pocket expenses incurred in connection with the sale of the common stock. Please specifically address why this compensation is not remuneration based on the transaction in the securities. We may have further comment.

Business, page 18

39. Please revise to indicate in the first paragraph that the company's activities have been limited to developing its business and marketing plan. Also note that the company has not had any operations or generated any revenues to date.

40. We note your statement regarding the extent of the germ defense market in food and drug chains. Supplementally provide us with the Drug Store News annual survey which supports your disclosure. Please revise to clarify whether the noted categories only address germ defense products.

41. Please clarify whether the company must comply with any governmental regulation of its business.

Sales and Marketing, page 21

42. Please revise to clarify where the company plans on beginning the marketing of its products.

Competition, page 21

43. We note your statement that the company will develop a total line of existing and new innovative products "in a Plano gram line extension marketing approach." Please revise to clarify the meaning of your statement.

44. Please revise to indicate the principal methods of competition.

Management's Discussion and Analysis or Plan of Operation, page 22

45. We note your statement that "no revenues are anticipated until we begin marketing our service to customers." Please revise to address the services that you plan to provide to customers. We may have further comment.

Limited Operating History; Need for Additional Capital, page 22

46. Revise the second paragraph of this section to identify your sole officer and director and clarify whether he has agreed to loan the company the money himself to the company to sustain the company's business plan over the next 12 months.

Plan of Operation, page 23

47. Please revise to indicate what the company's expenditures consisted of.

Liquidity and Capital Resources, page 23

48. Please revise to indicate the company's amount of working capital.

49. Please revise to address whether the company currently has any external source of liquidity.

Background of Officers and Directors, page 27

50. Please disclose the age of Mr. Nicholas.

51. Please tell us whether or not there are transactions which you are required to disclose pursuant to Form S-1 Item 11(n) and Item 404 of Regulation S-K.

Executive Compensation, page 27

52. Please revise the first paragraph to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the company's named executive officers.

Principal Stockholders, page 28

53. Your beneficial ownership table indicates that Mark Nicholas will
beneficially own 12,000,000 shares after the offering. Please revise your
table to indicate the number of shares Mark Nicholas will beneficially own
after the offering. Also indicate the percentage of the class that he owns prior
to the offering.

Reporting, page 30

54. We note your references to Form 10-KSB and Form 10-QSB. Please note
that these forms are no longer used. Please revise as appropriate.

Financial Statements

General

55. Please provide a currently dated consent in any amendment and note the
updating requirements of Rule 8-08 of Regulation S-X.

Note 1 – General Organization and Business, page F-7

56. Please revise to disclose your fiscal year end.

Part II

Other Expenses of Issuance and Distribution, page II-1

57. We note that you indicate a total estimated expense of $1,000. We also note
you indicate estimated expenses of $5,000 in other sections of your
registration statement. Revise as appropriate.

58. Revise to indicate the amount of estimated expenses for printing, SEC filing
fees, legal fees, accounting fees, and transfer agent fees.

 Recent Sales of Unregistered Securities, page II-1

59. Please describe the exemption from registration relied upon and discuss the
factual basis for the exemption.

Exhibits

Legality Opinion

60. Revise the legality opinion by Mirman Law Office to clarify that counsel is opining upon Florida law, including the statutory provisions, all applicable provisions of the Florida Constitution and reported judicial decisions interpreting those laws.

61. Please file as an exhibit the consent by Daniel Mirman to being named in the registration statement under "Legal Matters".

Subscription Agreement of Kids Germ Defense Corp

62. We note that the subscription agreement states for the subscriber to "deliver the purchase price for the securities being purchased, at the rate of $0.01 per Share in increments of $500 TO THE ABOVE ADDRESS …." We also note the statement that the "subscriptions will be accepted only in increments of $500 for 50,000 shares." Finally we note that your registration statement indicates that there is no minimum subscription requirement. Revise as appropriate.

63. We note the statement in the subscription agreement that "this offering is being conducted in the United States pursuant to the exemption from registration provided under Section 4(2) of the Securities Act of 1933 … including Regulation D." We also note that you are registering 3,000,000 shares of common stock on Form S-1. Please revise your subscription agreement as appropriate

64. We note the statement in the subscription agreement that "the undersigned has been afforded the opportunity to ask questions of, and receive answers from, the officers and/or directors of the company … and to obtain any additional information … and the undersigned has received satisfactory answers to all such questions to the extent deemed appropriate in order to evaluate the merits and risks of an investment in the company." We also note your statement in the prospectus that "you should rely only upon the information contained in this prospectus. KIDS GERM DEFENSE CORP. has not authorized anyone to provide you with information different from that which is contained in this prospectus." Please revise to as appropriate.

65. Please note that given the amount of revisions required to your subscription agreement we may have further comment on your subscription agreement when it is revised.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that all information required by the Securities Act of 1933 and the Securities Exchange Act of 1934 has been included and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mark Nicholas, President
    Facsimile: (941) 966-0166